EXHIBIT 9

Morningstar Credit Ratings, LLC

Form NRSRO

Compliance Officer
The designated compliance officer for Morningstar Credit Ratings, LLC is Candace Cheng.

Ms. Cheng is a full-time employee of Morningstar, Inc. Morningstar Credit Ratings, LLC is a wholly-owned subsidiary of Morningstar, Inc.

Morningstar, Inc. acquired Morningstar Credit Ratings, LLC (then known as Realpoint, LLC) in May, 2010.

Ms. Cheng's employment history and post-secondary educational background are presented below.

EMPLOYMENT HISTORY
Morningstar Credit Ratings, LLC
July 2018 – Present
New York, New York
Designated Compliance Officer

Morningstar Credit Ratings, LLC
June 2015 - July 18, 2018
New York, New York
Senior Director, Risk Management and Compliance

S&P Global
June 2005 - May 2015
New York, New York
Director, Internal Controls Group, Global Risk Management and Compliance

The Vanguard Group of Investment Companies
February 2000 - June 2005
Valley Forge, PA
Project Lead, Information Technology

EDUCATION
Penn State University (2002) – Master of Business Administration, Finance Concentration
Rochester Institute of Technology (1999) – Bachelor of Science, Management Information Systems